245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 12, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Concord Street Trust (the trust): File Nos. 033-15983 and 811-05251

Fidelity Advisor Event Driven Opportunities Fund

Fidelity Event Driven Opportunities Fund

Fidelity Large Cap Stock Fund

Fidelity Mid-Cap Stock Fund

Fidelity Nasdaq Composite Index Fund

Fidelity Series 100 Index Fund

Fidelity Series Small Cap Discovery Fund

Fidelity Small Cap Discovery Fund

Fidelity Small Cap Stock Fund (the fund(s))

Post-Effective Amendment No. 78

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 78 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register the funds listed above as new series’ of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of October 26, 2016.  We request your comments by September 12, 2016.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group